650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

ALX Oncology Holdings Inc.

866 Malcolm Road, Suite 100

Burlingame, CA 94010

Attention: Jaume Pons, Ph.D.

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”

June 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Christine Torney
Lynn Dicker
Mary Beth Breslin

Re:	ALX Oncology Holdings Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted May 5, 2020
CIK No. 0001810182

Ladies and Gentlemen:

On behalf of our client, ALX Oncology Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 1, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission June 12, 2020 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

Draft Registration Statement on Form S-1 Confidentially Submitted on May 5, 2020

Prospectus Summary, page 1

1.

We note statements in this section and in the Business section regarding the efficacy and safety of your product candidates. We further note statements that your product candidates have “demonstrated promising clinical activity” and “promising levels of activity and safety.” Efficacy and safety are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated if true. Please revise these statements accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1-3, 73 and 90-91 of Amendment No. 1.

2.

Please revise your statements here and elsewhere in the prospectus that ALX148 has the potential to become a “cornerstone” or “backbone” of future combination treatments in oncology. Please also revise your statements in the Business section that ALX is a “first-in-class” fusion protein and could become the cornerstone of a “best-in-class” treatment option. These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 73, 90-91, 96-97 and 103-104 of Amendment No. 1.

Pipeline, page 2

3.

It appears from your disclosure that the Phase 1 trials of ALX148 in combination with pembrolizumab, trastuzumab and rituximab are ongoing and have not been completed. Accordingly, please shorten the arrows in your pipeline table to reflect the current stage of development. Also, please clarify what you mean by “IND” in the first column header. For example, does this column reflect the completion of IND-enabling studies, or the submission of an IND?

In response to the Staff’s comment, the Company has revised the pipeline table and its disclosure on pages 2 and 93 of Amendment No. 1. In addition, the Company respectfully advises the Staff that it has not shortened the arrows representing the progress of the Company’s Phase 1 trials of ALX148 in combination with Keytruda in subjects with head and neck squamous cell carcinoma and Herceptin in subjects with HER2-positive gastric/gastroesophageal junction carcinoma because the placement of the arrows are consistent with the current progress of these trials.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission June 12, 2020 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

Our Strategy, page 3

4.

We note your disclosure that your strategy is to pursue “fast to market trials” for ALX148. Please revise this statement and any similar disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3-4, 92 and 103 and in the “Risk Factors” on page 14 of Amendment No. 1.

Risks Associated with Our Business, page 4

5.

We note your disclosure that you will require substantial additional capital to finance your operations. Please revise to disclose that your current loan agreement restricts your ability to incur additional indebtedness without the consent of the lenders as discussed on page 12.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover, the Company will supplementally provide the Staff with a copy of the corporate presentation slide deck that has been presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

License and Collaboration Agreements, page 79

7.

Please revise to disclose the aggregate future potential milestone payments to be made for the agreements with The Board of Trustees of the Leland Stanford Junior University and Selexis SA and when the royalty term is currently expected to expire for all three of the agreements in this section.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission June 12, 2020 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

In response to the Staff’s comment, the Company has revised its disclosure on pages 82-84, 109, F-30-F31 and F-50-F-51 of Amendment No. 1 to incorporate the outside termination date for the royalty term of each of the agreements.

The Company further advises the Staff that it believes that the potential milestone payments under the agreements with The Board of Trustees of the Leland Stanford Junior University (“Stanford”) and Selexis SA (“Selexis”) are not material to the Company. The potential aggregate milestone payments that the Company may be required to pay to Stanford (up to $[*]) and Selexis (up to approximately $[*]) are not material to the Company taking into account the combination of the likelihood that the milestones will be paid if triggered and the timing of any such payments if triggered. As the Staff is aware, the Company has sought confidential treatment of the amount of the milestone in its redaction of the Stanford agreement and considers the amounts of both milestones as competitively sensitive. The disclosure of such milestones would present harm to the Company in its future negotiations with potential in- and out-licensees. The Company respectfully submits that it will continue to monitor potential milestone payments under the agreements with Stanford and Selexis, and, if such milestone payments are triggered and paid, the Company will disclose the amount of such payments in a future filings covering the relevant financial accounting periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Determination of the Fair Value of Common Stock, page 83

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the most recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

CD47 Scientific Background, page 89

9.	Please revise to indicate what NK-AML stands for in the chart on page 90.

In response to the Staff’s comment, the Company has revised its disclosure on page 94 of Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission June 12, 2020 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

Clinical Development of ALX148 in Hematologic Malignancies, page 97

10.	We note the references to “response evaluable” subjects in this section. Please disclose the number of subjects in the trial where the response was not evaluable and the reasons it was not evaluable.

In response to the Staff’s comment, the Company has revised its disclosure on page 101 of Amendment No. 1.

Licensing and Intellectual Property, page 104

11.

With respect to your owned patents and patent applications, please revise to specify the product candidates or technologies to which such patents relate, the type of patent protection that you have, the expiration dates and the material non-U.S. jurisdictions. Please also specify the type of patent protection for the licensed patents from Leland Stanford Junior University.

In response to the Staff’s comment, the Company has revised its disclosure on pages 108-109 of Amendment No. 1.

12.

We note your disclosure regarding a revoked European patent owned by University Health Network and The Hospital for Sick Children that may encompass certain therapies for the treatment of cancer using polypeptides comprising soluble human SIRPa, or a CD47-binding fragment thereof. Please revise to disclose what effect, if any, you expect this revoked European patent to have on your patent portfolio and your business.

In response to the Staff’s comment, the Company has revised its disclosure on pages 39-40 and 109 of Amendment No. 1.

Non-Employee Directors, page 119

13.	Please revise to ensure that you have disclosed the principal occupations and employment for Director Walmsley over the last five years. Refer to Item 401(e) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 125 of Amendment No. 1 to clarify that for the portion of the five year period not disclosed in his employment history Dr. Walmsley was pursuing his educational degrees.

Certain Relationships and Related-Party Transactions, page 132

14.	Please file the agreements with venBio and Tollnine described in this section as exhibits to the registration statement, or tell us why you do not believe it is required.

In response to the Staff’s comment, the Company has filed the Research and Development Services Agreement with Tollnine as Exhibit 10.14 to Amendment No. 1.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission June 12, 2020 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

The Company respectfully advises the Staff that it has concluded that it is not required to file the other agreements with venBio and Tollnine (the “Consulting Agreements”) described on page 140 because the Company is not a party to, and does not have a beneficial interest in, these agreements. While Dr. Jaume Pons and Dr. Hong Wan are executive officers of the Company, each of them has entered into the Consulting Agreements with venBio and Tollnine, as applicable, in their capacities as independent contractors. Drs. Pons and Wan provide services to the counterparties in return for compensation paid pursuant to the Consulting Agreements. The Company does not receive the benefit of any services or payments made under the Consulting Agreements. Regulation S-K, Item 601(b)(10) provides that a contract must be filed by a registrant only if the registrant or a subsidiary of the registrant is a party to the contract, has succeeded a party to the contract by assumption or assignment or has a beneficial interest in the contract. Since the Company is not a party to, and derives no benefit from, the Consulting Agreements, the Company has concluded that it is not required to file the Consulting Agreements. The Company also has concluded that it is not required to file the Consulting Agreements pursuant to any of the other provisions of Regulation S-K, Item 601.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.

Securities and Exchange Commission June 12, 2020 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY ALX ONCOLOGY HOLDINGS INC.: ALXO-001

Please direct any questions with respect to this confidential submission to me at (650) 565-3596 or mcoke@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael Coke Michael Coke

cc:	Jaume Pons, Ph.D., ALX Oncology Holdings Inc.
Peter Garcia, ALX Oncology Holdings Inc.
Jason Trimborn, KPMG LLP
Brittany Bockman, KPMG LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY

ALX ONCOLOGY HOLDINGS INC.